March 13, 2009

Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:       Stryker Corporation

            Form 10-K for the Year Ended December 31, 2008

                        Filed February 20, 2009

            File No. 000-09165

Dear Mr. Vaughn:

This letter is in response to your letter dated February 27, 2009. Your letter requested certain information in response to the comment set forth therein with respect to Stryker Corporation's (the Company's) filing listed above. Your comment is addressed below.  For your convenience, we have restated your original comment prior to our response. In our response, we have indicated that certain changes will be incorporated into our future filings.

Form 10-K for the Year Ended December 31, 2008

Note 1.  Significant Accounting Policies, page 48

Revenue Recognition, page 48

1.   Comment:  We note that you record estimated sales returns, discounts and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.  Please tell us and revise this note in future filings to explain how you estimate the amount of sales returns to record at the time that revenue is recognized. Within your discussion, please also explain the nature of the "other applicable adjustments" that you record in the same period that revenue is recognized and how you considered the nature of these adjustments in determining when to recognize revenue.

Response:

Sales Returns Estimation Methodology:

Sales of Orthopaedic Implants represented 59% of the Company's total revenue in 2008.  As indicated in Note 1 of the Form 10-K, a significant portion of the Company's Orthopaedic Implants revenue is generated from consigned inventory maintained at hospitals or with field representatives.  The Company retains title to all inventory held on consignment at hospitals or with field locations until the Company receives appropriate notification that the product has been used or implanted at which time revenue is recognized.  As a result, the Company does not record estimated sales returns for these products.

In certain markets, the Company sells its Orthopaedic Implants products through independent distributors.  The Company recognizes revenue when title and risk of ownership have been transferred to the distributor, which is typically upon shipment to the distributor.  Distributors are allowed to return products in instances when the product is either defective or the wrong product was delivered.  Distributors are not customarily allowed to return expired or sterile packaged products.  Consistent with Financial Accounting Standards Board (FASB) Statement No. 48, Revenue Recognition When Right of Return Exists, the Company estimates the amount of sales returns to record at the time that Orthopaedic Implants products are shipped to independent distributors based on historical sales and product return information.

Sales of MedSurg Equipment represented 41% of the Company's total revenue in 2008.  As indicated in Note 1 of the Form 10K, the Company records revenue from MedSurg Equipment product sales when title and risk of ownership have been transferred to the customer, which is typically upon shipment to the customer.  Customers are allowed to return products in instances when the product is either defective or the wrong product was delivered.  Customers are not customarily allowed to return special ordered, discontinued, expired or sterile packaged products.  Consistent with FASB Statement No. 48, the Company estimates the amount of sales returns to record at the time that MedSurg Equipment products are shipped to customers based on historical sales and product return information..

Description of Other Applicable Adjustments:

The other applicable adjustments that the Company records relate to provisions for certain rebate and sales incentive programs provided to customers.  Rebate provisions are estimated based on contractual terms, historical experience and trend analysis and recorded as a reduction of net sales in the same period products are sold.  Sales incentive provisions such as those for volume-based incentive programs are estimated based on sales volumes for the incentive period and are recorded as products are sold.  The Company does not customarily provide price protection or other similar programs to its customers.  Consistent with FASB Statement No. 48, the Company does not believe the nature of these adjustments impacts the timing of the recognition of revenue on the associated products.

Future Disclosure Revision:

The Company will revise its future filings, as applicable, to clarify its methodology for estimating the amount of sales returns to record at the time that revenue is recognized and to specify that the "other applicable adjustments" that are recorded in the same period that revenue is recognized are sales rebates and other sales incentives as follows:

Revenue Recognition: A significant portion of the Company's Orthopaedic Implants revenue is generated from consigned inventory maintained at hospitals or with field representatives.  The Company retains title to all inventory held on consignment at hospitals or with field locations until the Company receives appropriate notification that the product has been used or implanted at which time revenue is recognized.  The Company records revenue from Orthopaedic Implants not held on consignment and MedSurg Equipment product sales when title and risk of ownership have been transferred to the customer, which is typically upon shipment to the customer.  The Company records estimated sales returns, discounts, rebates and other sales incentives as a reduction of net sales in the same period revenue is recognized.  Estimates of sales returns are recorded for anticipated product returns based on historical sales and returns information.  Estimates of sales discounts, rebates and other sales incentives are recorded based on contractual terms, historical experience and trend analysis.

In connection with its response to your letter, the management of the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures included with the Company's filing listed above and all periodic filings with the U.S. Securities and Exchange Commission (SEC).  Further, the management of the Company acknowledges that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to its filing and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I trust that this letter adequately responds to your comment and requests for certain information.  If you should require further information, please contact me at (269) 385-7686.

Sincerely,

/s/ CURT R. HARTMAN

Curt R. Hartman

Vice President, Finance

cc.       Stephen P. MacMillan

            President and Chief Executive Officer

            Dean H. Bergy

            Vice President and Chief Financial Officer